Filed by Daily Mail & General Trust plc
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Capri Listco
Commission File No. 333-256152

The following are relevant excerpts from the transcript of a presentation by Daily Mail & General Trust plc in connection with their half year 2021 results given on May 27, 2021. The full transcript is available on Daily Mail & General Trust plc’s website at https://www.dmgt.com/investors/.

DMGT

Half Year Results 2021

27 May 2021

Transcript

Disclaimer
This transcript is derived from a recording of the event. Every possible effort has been made to transcribe accurately. However, neither DMGT nor BRR Media Limited shall be liable for any inaccuracies, errors, or omissions.

For Events, there were hardly any physical shows held. The extreme effect of the Covid-19 pandemic showing itself here. And Consumer Media performed in a very difficult market for both advertising and circulation, though Metro has been particularly challenged by the lockdowns, as you might expect. The last six months have also clearly demonstrated our role as active portfolio managers. We've had two excellent examples of the value creation that our approach delivers. The sale of Hobsons for $410m, and our investment in Cazoo of £117m, which, through a planned merger and listing later this year, is expected to be valued at $1.35 billion.

We spent £77m on acquisitions in the period, including the New Scientist for £67m and the three print plants for £10m at the start of the year. We also invested a further £34m in Cazoo in October 2020, bringing our total cost of investment to £117m, of which £104m was cash.

In March this year, Cazoo announced its proposed listing, and I'd like to explain the mechanics and a little bit of the process. So, the listing is a merger with an existing SPAC, AJAX I, which is listed on the New York Stock Exchange and has traded at around $10 per share since the transaction was announced. We expect the merger process to complete in the fourth quarter of our financial year. There's also cash already held by AJAX, there is $800m of fully committed private investment in public equity, or PIPE as it's known. And that is at an equity value of $8.1 billion. And that values our existing stake at $1.35 billion.

We expect to receive some cash at listing, but the amount will depend on elections that we and other shareholders make at the time. So, to anticipate the question, around $90m of net cash is probably a reasonable steer for now. The bulk of our holding will remain in shares in the SPAC. We expect to hold around 16% on a fully-diluted basis. There is a lockup for around six months post listing. Just to be clear, there will not be any tax payable on the gain at the $10 per share valuation. As a reminder, we hold Cazoo as an investment, not an associate, so we do not consolidate losses. But, unlike JVs or associates, we do carry a fair value on the balance sheet.

Now, turning to Cazoo, a fantastic case study of investing in an early-stage business and building capital value, just as we did with Zoopla. We take acceptable risks when the prize for getting it right is high. We have experience in the used car sector, and a deep understanding of the potential therein for digital disruption over the longer term. Because of that, we could see the immense opportunity and understood the growth drivers. And thanks to our strategy, we had the financial flexibility to invest £117m in total. This included April last year, when our understanding gave us confidence to step forward at a time when others took a step back and lacked our conviction. With a planned merger and listing, our stake is expected to be worth $1.35 billion. You can do the maths on that yourself, another great result for the team.

I appreciate that our future uses of capital are of particular interest today. We have a substantial net cash position and expect to hold a major liquid investment in Cazoo listed shares in due course. You'll be very familiar with this slide. It pulls together how we prioritise capital allocation with organic investment and dividends at the top of the list, as always, and as you would expect.

Patrick Wellington, Morgan Stanley (PW):
Yes, morning everybody. Three topics. The first one is, is there anything to say on Cazoo from a financial or operational update basis? And if nothing today, when might we expect to hear a bit more about how they're doing?

PZ:
You'll do the Cazoo update?

TC:
Yeah, because it's easy. Cazoo put their numbers out this week, nothing more to add to that. Obviously very pleased with them and their business continues to deliver. So, I think that's nothing more than that.

In terms of the five-year plan, yeah, I hope you don't associate us with ... I hope you're not going to call me Comrade Zwillenberg, and think that we're central planning because that is sort of an antithesis to how we do ... We do take a long-term perspective, but we don't chunk it into rigid, Soviet style, five-year plans. We're going to ... I mean, first of all, the main thing is you're asking a question which is getting a little bit cart before the horse. The Cazoo deal has not closed yet. As Tim said, it's on track and we have every expectation, but right now our focus is on supporting the business and supporting completion of the transaction and ensuring that it trades well after it becomes a public company. And then we've got a six-month lock-up after that, before we can even consider doing anything.

So, we've got plenty of time to work through how we're going to ... uses of capital will be ... I'm sure we'll get some input from our shareholders over the next few weeks of the roadshow. We've got opportunities that we've been tracking across our Consumer business, across our Info Services businesses and this gives us our time to see how those relationships develop, to see how the economy develops, to see what opportunities are out there, see if we should sit on the cash, which many of our shareholders constantly tell us to do and be patient about it, or whether we should look to deploy it as we've outlined in our capital allocation policy. So, early days, if I'm honest.

PZ:
Yes. I mean, that is accurate. We like, and actually in our meetings, our shareholders, they often comment on how they don't really understand why the share price sits where it is. I mean, if you look at where we are today, the implied value of the Cazoo shares, the cash on the balance sheet, it suggests that the rest of the DMGT is undervalued. But, we don't spend a lot of time looking at the share price. What we focus on is creating value, whether it's placing early bets where the risk is manageable and the price for getting it right is high, like we've done with Cazoo. It's developing businesses like Trepp which, when I arrived was a low, very low, single-digit grower and it is growing now more than 10%.

Additional information in respect of Cazoo and AJAX I and where to find it

This communication relates to a proposed business combination among Cazoo Holdings Limited (“Cazoo”), AJAX I and Capri Listco (“Listco”).  In connection with the proposed business combination, Listco filed a registration statement on Form F-4 that includes a proxy statement of AJAX I in connection with AJAX I’s solicitation of proxies for the vote by AJAX I’s shareholders with respect to the proposed business combination and a prospectus of Listco, which has not yet become effective. The proxy statement/prospectus will be sent to all AJAX I shareholders and Listco and AJAX I will also file other documents regarding the proposed business combination with the SEC. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination.  Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by AJAX I and Listco through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by AJAX I may be obtained free of charge from AJAX I’s website at https://ajaxcap.com or by written request to AJAX I at 667 Madison Avenue, New York, NY 10065, United States of America and documents filed by DMGT may be obtained free of charge by written request to DMGT at Northcliffe House, 2 Derry Street, London W8 5TT.